Holland & Knight

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December 8, 2011

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Mail Stop 3561

> Re: Our MicroLending, LLC
>   Amendment No. 6 to Offering Statement on Form 1-A
>   Filed November 14, 2011
>   File No. 024-10286

Dear Mr. Reynolds:

On behalf of Our MicroLending, LLC (the "Company"), we hereby respond to the Commission Staff's comment letter, dated December 5, 2011, regarding Amendment No. 6 to the Company's Offering Statement on Form 1-A ("Offering Statement"), filed with the Commission on November 14, 2011. In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff's convenience we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.

Offering Circular Cover Page

1. **We note that you refer to "September 30, 2011" in the sentence immediately preceding the table on the offering circular cover page, but then refer to "October 3, 2011" in the last column of the table. Please revise to clarify.**

    We have updated the disclosure on the offering circular cover page and on page 19.

2. **We note your statement that the initial interest rates set forth in the table on the cover page will be effective only for the certificates issued between October 3, 2011 and November 6, 2011. Please confirm that you will amend the offering statement prior to qualification, as necessary, to reflect the current interest rates of the notes.**

    We have updated the disclosure on the cover page and on page 19. If necessary, we will further amend prior to qualification.

3.   Please revise the cover page, page two and page 20 to clarify whether the "fifteen days" notice you will give to holders was intended to be a reference to fifteen business days or fifteen calendar days. In this regard, we note that holders must notify the company ten business days before the maturity date if they wish to be repaid on the notes.

We have revised the disclosure throughout to clarify that it is fifteen business days.

Competition from private money lenders .... Page 6

4.   We partially reissue comment two of our letter dated October 28,2011. Please advise us of the basis for the company's belief that it does not face "material competition from banks and other micro finance institutions." It is also unclear whether and why you believe some banks and micro finance institutions are not "private money lenders."

The basis for the Company's belief that it does not face material competition in South Florida, the Company's primary market, from banks and other micro finance institutions is that banks do not make loans to the clients that the Company serves due to their low credit scores. In addition, the only micro finance company in Florida is ACCIÓN USA, and they also do not make loans to the clients that the Company serves because they base their loan qualification decisions on certain minimum credit scores, which the Company's clients do not satisfy. We have revised the disclosure on page 6 to reflect that private money lenders are companies other than banks and micro finance institutions.

Profitability, page 16

5.   We partially reissue comment five of our letter dated October 28, 2011. Please revise to provide the basis for your statement in the fifth paragraph of this section that you believe your "cash flow from operations will be sufficient to cover the amounts due under these loans." In this regard, we note that you have negative cash flows from operations.

We have revised the disclosure on page 16 accordingly.

Management Relationships, Transactions and Remuneration, page 22

6.   We partially reissue comment five of our letter dated October 28, 2011. Please revise in this section to separately disclose the loans made by Mr. Santandreu and his company, as distinguished from the "persons related to Mr. Santandreu, and members of the Company."

We have revised the disclosure on page 23 to include a table separately summarizing the loans.

If you have any questions regarding the above, please contact the undersigned at (954) 468-7808.

Sincerely yours,

HOLLAND & KNIGHT LLP

By: _Laurie Green_
Laurie Green